Exhibit B

Executive Officers and Directors of Perry Corp. (other than Richard C. Perry)

Name	Title	Citizenship

Randall Borkenstein	Chief Financial Officer and Treasurer	USA
Michael C. Neus	General Counsel and Secretary	USA
Paul Leff	Managing Director and Chief Investment Officer	USA
Alp Ercil	Managing Director	USA
Andy Isikoff	Managing Director	USA
Dave Russekoff	Managing Director	USA
Emma Warson	Managing Director	UK

Each of the persons listed above is a citizen of the United States of America, except for Emma Warson, who is a citizen of the United Kingdom.  The business address for each of the persons listed above is: c/o Perry Corp., 767 Fifth Avenue, 19th Floor, New York, NY 10153.